UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
Teladoc Health, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-37477	04-3705970
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2 Manhattanville Road, Suite 203 Purchase, New York	10577
(Address of Principal Executive Offices)	(Zip Code)

Adam C. Vandervoort
Chief Legal Officer and Secretary
(203) 635-2002

(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

⊠ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
Teladoc Health, Inc. (the “Company”) has determined that from January 1, 2023 to December 31, 2023, certain Conflict Minerals (as defined by Item 1.01(d)(3) of Form SD) were necessary to the functionality and/or production of products that the Company manufactured or that it contracted to manufacture. Based on a reasonable country of origin inquiry, the Company has no reason to believe that such Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country sharing an internationally recognized border with the Democratic Republic of the Congo (together, “Covered Countries”).
The Company undertook a reasonable country of origin inquiry by sending a vendor questionnaire to each of its vendors that has been active within the past year, including new vendors. The questionnaire solicited information regarding each such vendor’s use of Conflict Minerals, its due diligence procedures with respect to its supply chain and the country of origin of any such Conflict Minerals. The Company also maintains a policy that it takes vendor responses to the questionnaire into account when assessing continuing vendor relationships.
None of the elicited responses implicated any of the Covered Countries as the country of origin for any Conflict Minerals used by the Company in products that it manufactured or contracted to manufacture during the period covered by this specialized disclosure report. Based on the Company’s review of the responses, it has no reason to believe that Conflict Minerals provided by its vendors may have originated in the Covered Countries.
This Conflict Minerals Disclosure is available through the “Investor Relations” and “Financial Info” links on the Company’s website at www.teladochealth.com. The information on the Company's website is not, and will not be deemed to be, a part of this report or incorporated into any of the Company's other filings with the Securities and Exchange Commission except where the Company expressly incorporates such information.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2024	TELADOC HEALTH, INC.

	By:	/s/ Adam C. Vandervoort
	Name:	Adam C. Vandervoort
	Title:	Chief Legal Officer and Secretary